EXHIBIT 10.13

     SUMMARY OF MR. SAMUEL M. VEASEY'S EMPLOYMENT AGREEMENT WITH THE COMPANY

   On December 1, 2005, Mr. Veasey entered into an oral, at-will employment agreement with Wellstone pursuant to which he is paid an annual salary of $120,000 as compensation for his services as Chief Financial Officer. In 2005, Mr. Veasey received $48,000 and the balance of $72,000 is to be paid at a later date. In addition, Mr. Veasey has been granted options under the 1994 Stock Option Plan, as amended, and is eligible to receive additional grants on a going-forward basis.